Exhibit 99.1
News release via Canada NewsWire, Halifax 902-422-1411

    Attention Business Editors:
    CHC awarded UK search and rescue contract

    VANCOUVER, Dec. 13 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) confirmed today it has been awarded a five-year contract by the United Kingdom Maritime and Coastguard Agency (MCA)
to provide commercial Search and Rescue helicopter services from four bases in the UK commencing July 1, 2007.
    The aircraft to be deployed on the contract are the Sikorsky S-92 and the
Agusta Bell AB139. CHC's European Operating Division will operate two S-92s at
Stornoway, two S-92s at Sumburgh, two AB139s at Lee-on-Solent and one AB139 at
Portland. The service will operate on a 24/7 basis at Sumburgh, Stornoway and
Lee-on-Solent, and on a day-time basis at Portland, in line with current cover.
    The introduction of new S-92 and AB139 aircraft will increase the
Coastguard's operating range and speed. In addition a new range of technological equipment will be added to maximise effectiveness in search and rescue work.
    CHC currently provides search and rescue and emergency helicopter services in Ireland, Africa, Australia and Norway. This new contract will further strengthen CHC's position as world leader in civilian offshore search and rescue helicopter services and enhance its reputation for providing expert, cost-effective alternatives to government-run Coast Guard services.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

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    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the
    United States Private Securities Litigation Reform Act of 1995. While
    these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's
    Annual Report on Form 20-F and in other filings with the United States
    SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President
And Chief Financial Officer, (604) 279-2494; Chris Flanagan, Director of
Communications, (604) 279-2493;
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website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 05:00e 13-DEC-05